SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 15, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on November 15, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 15 November 2013

ING successfully completes exchange offers

•	Holders of a total of 55% of the notes have accepted the offers

•	Total take up of exchange offers will result in a total capital gain after-tax of approximately EUR 20 million

On 6 November 2013 ING Bank announced the launch of seven separate exchange offers, offering bondholders an opportunity to exchange seven series of subordinated debt into CRD-IV eligible Tier 2 securities. The offers, with a total nominal value of approximately EUR 4.7 billion at current exchange rates, enable ING Bank to proactively optimise the Bank’s capital structure in anticipation of the upcoming CRD-IV implementation.

All exchange offers have now been successfully completed with an average participation of 55% (take-up rate) resulting in a total capital gain after-tax of approximately EUR 20 million, including related hedge results and estimated transaction costs. Through the offers, ING Bank issued EUR 2.6 billion of new CRD-IV eligible Tier 2 securities. The exchange offers completed today will have a positive impact of 40 basis points on ING Bank’s BIS ratio. This will bring the pro-forma BIS ratio after implementation of CRD-IV to 15.5% based on the BIS ratio per 30 September 2013 and including repayment of EUR 1.125 billion to the Dutch State, the unwinding of the Illiquid Assets Back-up Facility and the calling of a USD 2 billion 8.5% Hybrid Tier 1 as announced on 6 November.

As also announced on 6 November 2013, the total capital gain after tax, together with the net present value of the financial benefit to be realized by the calling of the USD 2 billion 8.5% Hybrid Tier 1, totalling approximately EUR 50 million, will be used to increase the next repayment of core Tier 1 securities to the Dutch State, scheduled for March 2014. The final payment to the Dutch State, scheduled for May 2015 will be lowered by the same amount. The total amount of the repayment to the Dutch State remains unchanged.

The exchange offers are being made on terms and subject to the conditions set out in the Exchange Offer Memorandum dated 6 November 2013.

TARGETED SECURITIES FOR EXCHANGE EXERCISE

Currency/ Type	ISIN Exchanged Security	Amount Outstanding	Exchange Price	Take-Up Rate	ISIN New Note
Euro / Subordinated	XS0240868793	EUR 1,000,000,000	99.75%	60%	XS0995102695
Euro / Subordinated	NL0000113892	EUR 1,000,000,000	100.00%	46%	XS0995102695
U.S. Dollars / Subordinated	XS0255306671	USD 1,250,000,000	99.25%	53%	XS0995102778
U.S. Dollars / Subordinated	XS0256836171	USD 100,000,000	99.00%	0%	XS0995102778
U.S. Dollars / Subordinated	XS0268815528	USD 200,000,000	98.75%	52%	XS0995102778
U.S. Dollars / Subordinated	XS0275827292	USD 200,000,000	98.75%	61%	XS0995102778
U.S. Dollars / Subordinated	XS0306992545	USD 2,000,000,000	98.50%	60%	XS0995102778

More information on the securities on offer and the new exchange securities can be found through the Transaction Summary which can also be downloaded on ing.com.

FURTHER INFORMATION

This document is not an offer of securities for sale, a solicitation of an offer to buy for securities in the United States or any other jurisdiction. The exchange offers were not being made within, and this document is not for distribution in or into, the United States of America or to any U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”)). Securities may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of, the Securities Act.

The new securities to be issued in connection with the exchange offers described above have not been, and will not be, registered under the Securities Act or the securities laws of any U.S. state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons.

For detailed information regarding the exchange offers holders may contact Merrill Lynch International acting as joint dealer manager and structuring adviser and Credit Suisse Securities (Europe) Limited, HSBC Bank plc, ING Bank N.V. and UniCredit Bank AG acting as joint dealer managers for the offers. Copies of the Exchange Offer Memorandum are only available to eligible holders upon request from the Exchange Agent Lucid Issuer Services Limited at ing@lucid-is.com.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
raymond.vermeulen@ing.com	investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: November 15, 2013